Contact

www.linkedin.com/in/anthonyakhan
(LinkedIn)

Top Skills

EDC

21 CFR Part 11

Clinical Trials

Anthony Khan

Co-Founder at MedCoShare

Philadelphia, Pennsylvania, United States

Experience

MedCoShare

Co-Founder & CFO

January 2019 - Present (6 years 4 months)

Philadelphia, Pennsylvania, United States

MedCoShare is the first Medical Co-Sharing space in Philadelphia for
Physicians and Health Care Practitioners!

KWW Holdings

President

June 2014 - Present (10 years 11 months)

Philadelphia, PA

Commercial Real Estate Investing

www.kwwholdings.com

UnitedHealth Group

PMO Program Manager

August 2017 - July 2023 (6 years)

Horsham, PA

Software project management across multiple applications through the PMO.

The ARA Group

Managing Partner

May 2016 - March 2022 (5 years 11 months)

www.aragroup.biz

Commercial Real Estate Investing & Managing

Comcast

2 years 11 months

Program Project Manager

July 2014 - May 2017 (2 years 11 months)

Philadelphia, PA

Business Operations, User Experience, Business Services Delivery, Device
Swaps

Sr. PM

2016 - 2016 (less than a year)

ICON plc
2 years 4 months

DTS TPM II
October 2012 - July 2014 (1 year 10 months)
Warrington, PA

PM-BA II
April 2012 - October 2012 (7 months)
ICON

Pershing, a BNY Mellon company
PM
October 2011 - March 2012 (6 months)

Wells Fargo
Project Manager
September 2010 - November 2011 (1 year 3 months)

United BioSource Corporation
Project Manager
October 2009 - March 2010 (6 months)

CRF Health
Project Manager
June 2007 - October 2009 (2 years 5 months)

Almac Sciences
Senior Project Specialist
2002 - 2007 (5 years)

Education

Villanova University
Master's Certificate Applied Project Management, Project
Management · (September 2003 - February 2004)

The College of New Jersey
BS, BISM · (1998 - 2002)